January 23, 2012

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Papa John’s International, Inc.
File No. 000-21660
Form 10-K: For the Fiscal Year Ended December 26, 2010

Dear Mr. Shenk:

We are writing in response to your letter dated December 23, 2011, commenting on the above-referenced Form 10-K.  For your convenience, we have repeated each of the staff’s comments below, in italics, together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K: For the Fiscal Year Ended December 26, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Contractual Obligations, page 54

1. As the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company’s cash requirements.

We have previously elected not to include estimates of future interest payments since we utilize a revolving line of credit with varying amounts of indebtedness outstanding under the line of credit from time to time at variable interest rates. Because the outstanding principal balance under the revolving line of credit may be drawn and repaid from time to time at our discretion, based on our credit needs and borrowing availability, there is no fixed schedule of interest payments under the revolving line of credit. However, we agree that increasing the transparency of cash flows is important to investors and therefore will provide disclosure of estimated interest payments based on an assumed outstanding balance at an assumed interest rate. Accordingly, we will revise our contractual obligations table in future filings to read substantially as follows:

Contractual obligations and payments as of December 26, 2010 due by year are as follows (in thousands):

	Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total

Contractual Obligations:

Long-term debt	$-	$17	$-	$-	$17
Revolving line of credit (1)	-	-	99,000	-	99,000
Interest payments (2)	1,790	4,490	1,021	-	7,301
Total debt	1,790	4,507	100,021	-	106,318
Operating leases	27,792	44,738	27,190	23,883	123,603
Total contractual obligations	$29,582	$49,245	$127,211	$23,883	$229,921

(1)
Excludes a fair value adjustment of approximately $300,000 included in other long-term liabilities in the consolidated balance sheet related to our interest rate swaps that hedge against the effect of rising interest rates on forecasted future borrowings.

(2)
Represents estimated interest payments on our revolving line of credit balance outstanding as of December 26, 2010. The interest payments assume the outstanding balance on our $175 million unsecured revolving line of credit will remain at $99.0 million until the expiration date of September 2, 2015. Interest payments are calculated based on LIBOR plus the applicable margin in effect at December 26, 2010, after considering the interest rate swap agreements in effect until January 2011 (a $50 million swap expires on January 15, 2011 and a second $50 million swap expires on January 31, 2011). The actual interest rates on the variable indebtedness incurred and the amount of our indebtedness could vary from those used to compute the above interest payments. See “Note 7” of “Notes to Consolidated Financial Statements” for additional information concerning our debt and credit arrangements.

The above table does not include $3.3 million of unrecognized tax benefits since we are not able to make reasonable estimates of the period of cash settlement with respect to the taxing authority.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 64

2.
Please revise to reconcile net cash provided by operating activities to net income, as required by ASC 230-10-45-28, instead of net income, net of noncontrolling interests. Please provide us a copy of your intended revised presentation.

We will revise our consolidated statements of cash flows in future filings to reconcile net cash provided by operating activities to net income as required by ASC 230-10-45-28. Our “Net cash used in financing activities” will be adjusted to only include distributions to noncontrolling interests as a result of the change in operating cash flows (i.e., net income associated with noncontrolling interests was previously shown as a financing activity). Please see Attachment A for our intended revised presentation.

Note 14. Related Party Transactions, page 83

3.
You state that you believe rates for charter aircraft services provided by an entity owned by your chief executive officer were at competitive rates that could have been obtained from independent third parties. Whether true or not, we believe that representations about transactions with related parties should not imply that transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. Therefore, we believe you should revise to remove this assertion. Please refer to ASC 850-10-50-5.

In accordance with ASC 850-10-50-5, in future filings, we will not make representations that transactions with related parties were consummated on terms equivalent to those that prevail in arm's-length transactions. We will revise the presentation in future filings to read substantially as follows:

We paid $443,000 in 2010, $755,000 in 2009, and $355,000 in 2008 for charter aircraft services provided by an entity owned by our Founder, Chairman, and Chief Executive Officer.

Note 19. Segment Information, page 88

4.
We note the domestic commissaries income before income taxes for the year ending December 26, 2010 is $14.188 million. Please reconcile this amount for us to domestic commissary sales and expenses as reported on your consolidated statements of income.

As requested, we are providing the following analysis to reconcile our domestic commissaries income before income taxes of $14.188 million per our segment information on page 89 of the Form 10-K to our consolidated statement of income for the year ending December 26, 2010. Please note that our domestic commissary expenses included in the “Domestic commissary and other expenses” section on our consolidated statements of income includes expenses from our “All Others” and “Unallocated Corporate Expenses” segments. Conversely, our domestic commissaries income in the segment footnote has general and administrative, other general, and depreciation and amortization expenses which are separately reported in the consolidated statements of income with all business segments’ related general and administrative, other general, and depreciation and amortization expenses. Lastly, the domestic commissaries segment income reported of $14.188 million includes intersegment income from Company-owned restaurants that is eliminated in consolidation, which we disclose within the segment footnote.

We have included as supplemental information the reconciliation of our domestic commissaries income before income taxes included in our consolidated statement of income for the year ending December 26, 2010 to our income before income taxes in the segment footnote. This information is not included with the electronic filing due to the confidentiality of certain data. We ask that this information be kept confidential and returned to us after your review is complete.

******
As requested in your letter dated December 23, 2011, we confirm the following:

●	Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

●	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filing; and

●	Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above responses.  Please direct any further comments or requests for additional information to my attention at 502-261-4218.

Sincerely,
Papa John’s International, Inc.

/s/ Lance F. Tucker

Lance F. Tucker
Senior Vice President, Chief Financial
Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

Enclosure

cc:	Joe Schulte, Ernst & Young
Alan Dye, Hogan Lovells US LLP
John Beckman, Hogan Lovells US LLP
Clara Passafiume, Papa John’s International, Inc.
Keeta Fox, Papa John’s International, Inc.

Papa John’s International, Inc. and Subsidiaries	Attachment A
Consolidated Statements of Cash Flows
(In thousands)	Years Ended
	December 26,	December 27,	December 28,
	2010	2009	2008
Operating activities
Net income, including noncontrolling interests	$55,425	$61,209	$38,818
Adjustments to reconcile net income to net cash provided by operating activities:
Restaurant impairment and disposition losses	253	657	8,818
Provision for uncollectible accounts and notes receivable	917	2,242	5,769
Depreciation and amortization	32,407	31,446	32,773
Deferred income taxes	4,553	7,469	(3,608)
Stock-based compensation expense	6,066	5,817	2,564
Excess tax benefit related to exercise of non-qualified stock options	(359)	(1,035)	(771)
Other	512	1,672	1,541
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(5,022)	155	(5,162)
Inventories	(1,848)	1,096	1,828
Prepaid expenses	(1,303)	595	927
Other current assets	16	2,009	446
Other assets and liabilities	(935)	(3,507)	(2,898)
Accounts payable	4,579	(1,776)	(2,071)
Income and other taxes	286	(3,831)	(1,181)
Accrued expenses	(3,894)	(144)	(2,166)
Unearned franchise and development fees	928	(248)	(368)
Net cash provided by operating activities	92,581	103,826	75,259
Investing activities
Purchase of property and equipment	(31,125)	(33,538)	(29,271)
Purchase of investments	(549)	(1,187)	(632)
Proceeds from sale or maturity of investments	327	335	927
Loans issued	(2,637)	(11,635)	(1,468)
Loan repayments	3,918	8,496	2,017
Acquisitions	-	(464)	(183)
Proceeds from divestitures of restaurants	1,397	830	2,145
Other	12	756	233
Net cash used in investing activities	(28,657)	(36,407)	(26,232)
Financing activities
Net repayments from line of credit facility	-	(24,500)	(10,500)
Net repayments from short-term debt - variable interest entities	-	(7,075)	(1,625)
Excess tax benefit related to exercise of non-qualified stock options	359	1,035	771
Proceeds from exercise of stock options	6,410	9,830	4,623
Acquisition of Company common stock	(46,936)	(28,477)	(37,697)
Distributions to noncontrolling interests	(3,147)	(3,840)	(1,805)
Other	96	(27)	72
Net cash used in financing activities	(43,218)	(53,054)	(46,161)
Effect of exchange rate changes on cash and cash equivalents	62	176	(592)
Change in cash and cash equivalents	20,768	14,541	2,274
Cash and cash equivalents at beginning of year	25,457	10,916	8,642
Cash and cash equivalents at end of year	$46,225	$25,457	$10,916

See accompanying notes.